

February 17, 2011

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

      Re: Tianyin Pharmaceutical Co. Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Form 10-Q for Quarterly Period Ended December 31, 2009
               File No. 001-34189

Dear Mr. Jiang:

We have reviewed your January 18, 2011 response to our December 1, 2010 comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, by amending your Form 10-K for the year ended June 30, 2010 and your Forms 10-Q for the quarterly periods ended March 31, 2010, September 30, 2010 and December 31, 2010 or by advising us when you will provide the requested response. We have referred to your Form 10-K for the year ended June 30, 2010 and the subsequent Forms 10-Q solely to determine your compliance with prior comments and have not otherwise reviewed these filings. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendments filed and/or information provided, we may raise additional comments.

1. We have considered your response to prior comment one but continue to believe that ASC 815-40-15 would apply to your instruments from July 1, 2009 until the respective modification dates. The legal agreements in effect at the time determine the accounting. Please revise your financial statements and amend your filings, accordingly.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant